June 1, 2007

Mail Stop 4561

Ms. Nicole Leigh van Coller
President
Zaldiva, Inc.
331 East Commerce Boulevard
Ft. Lauderdale, FL 33334

> **Re:** **Zaldiva, Inc.**
> **Form 10-KSB for the year ended September 30, 2006**
> **Forms 10-QSB for the quarters ended December 31, 2006 and**
> **March 31, 2007**
> **Filed December 29, 2006**
> **File No. 0-49652**

Dear Ms. Leigh van Coller:

We have reviewed your response letter dated May 25, 2007 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission**.**

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please file an Item 4.02 8-K indicating that the previously filed financial statements can no longer be relied upon.

2.   Please make all applicable changes noted below to the Forms 10-QSB for the quarters ended December 31, 2006 and March 31, 2007 in addition to the Form 10-KSB for the year ended September 30, 2006.

Form 10-KSB/A for the year ended September 30, 2006

Balance Sheet, page F-2

3.   We note that you have presented preferred stock outside of Stockholders' Deficit, but according to paragraph 12(a) of SFAS 150 the preferred stock should be classified as a liability. Please revise to classify the shares of preferred stock as a liability. Refer also to paragraph 18 of SFAS 150.

Statements of Operations, page F-3

4.   Please advise us of how you accounted for the $15,000 preferred dividends declared in 2005. They do not appear to be included in the statement of operations for the year ended September 30, 2005.

5.   We note that you have recorded $141,176 additional interest expense in 2006 for the difference in the value of the preferred stock and the liability. However, the interest expense should have been recorded in the periods in which the shares were issued. Please amend your financial statements to record the additional interest expense in the appropriate periods.

Notes to Financial Statements, page F-6

Note D Property, page F-12

6.   As previously requested, please advise us of your basis in GAAP for not depreciating your building and related improvements. In your response, please tell us when the property was available and ready for use, regardless of when it was placed in service. We may have further comment.

*   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief

cc: Branden T. Burningham (*via facsimile*)